UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                             FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and
15(d) of the Securities Exchange Act of 1934.

Commission file number          0-15816

    Krupp Cash Plus-II Limited Partnership

(Exact name of registrant as specified in its charter)

One Beacon Street, Suite 1500, Boston,
Massachusetts             02108
(Address of principal executive offices)
                  (Zip Code)


              (617) 523-7722

  (Registrant's telephone number, including area code)

 Depositary Receipts representing Units of
Investor Limited Partner Interests
(Title of each class of securities covered by this Form)

                      N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [X]      Rule12h- 3(b)(1)(ii)    [X]
Rule 12g-4(a)(1)(ii)[ ]      Rule 12h-3(b)(2)(i)     [ ]
Rule 12g-4(a)(2)(i) [ ]      Rule 12h-3(b)(2)(ii)    [ ]
Rule 12g-4(a)(2)(ii)[ ]      Rule 15d-6              [ ]
Rule 12h-3(b)(1)(i) [ ]

Approximate number of holders of record as of the certification or notice date:

          None

Pursuant to the requirements of the Securities
Exchange Act of 1934 Krupp Cash Plus-II
Limited Partnership has caused this
certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: March 30, 1999     BY: /s/ Wayne H.Zarozny
Wayne H. Zarozny
Treasurer of The Krupp Corporation,
a General Partner



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